This Issuer Free Writing Prospectus supersedes the Issuer Free Writing Prospectus previously filed on July 1, 2008 in order to correct the amount of Net Proceeds to Issuer listed below.

Issuer Free Writing Prospectus

Filed by Capitol Bancorp Ltd.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-151111 and No. 333-151111-04

July 1, 2008

Summary of Terms

Capitol Trust XII

10.50% Trust Preferred Securities

Liquidation Amount $10 per security

Fully unconditionally guaranteed, as described in the prospectus, by

Capitol Bancorp Ltd.

Increase in Trust Preferred Securities Being Offered

We have increased the number of Trust Preferred Securities that we are offering from 3,000,000 Trust Preferred Securities, as stated in our preliminary prospectus supplement, to 3,350,000 Trust Preferred Securities.  In addition, we have increased the number of Trust Preferred Securities that are subject to the underwriters’ over-allotment option from 450,000 Trust Preferred Securities, to 502,500 Trust Preferred Securities.  Additional terms of the Trust Preferred Securities are set forth below:

Issuer:	Capitol Trust XII

Guarantor:	Capitol Bancorp Ltd.

Description:	10.50% Trust Preferred Securities

Expected Ratings:	The Trust Preferred Securities are not expected to be rated.

Trade Date:	June 30, 2008

Settlement Date:	July 7, 2008

Amount:	$33,500,000 (representing 3,350,000 Trust Preferred Securities)

Overallotment Option:	$5,025,000 (representing 502,500 Trust Preferred Securities)

Maturity Date:	September 30, 2038

Interest Payment Dates:	Quarterly on March 31, June 30, September 30, and December 31 beginning September 30, 2008

Deferral Provisions:	Interest payments may be deferred for up to 20 consecutive quarterly interest payment dates on the terms set forth in the prospectus

Redemption of the Debentures:

At the Issuer’s option, the Debentures may be redeemed at 100% of their liquidation amount all or in part at any time on or after September 30, 2013, plus accrued and unpaid distributions to the date of redemption

Issue Price:	$10 per Trust Preferred Security

Gross Proceeds:	$33,500,000

Net Proceeds to Issuer:	$32,235,000, after underwriting expenses and commissions

Trust Preferred Securities to be purchased by affiliates of Capitol Bancorp Ltd. (including state-chartered bank subsidiaries):	$24,600,000

Use of Proceeds:	Bank development, support continued growth, and for general corporate purposes

Listing/Ticker:	New York Stock Exchange/CBC PrB

CUSIP/ISIN:	14065D 203 / US14065D2036

Lead Managing Underwriter:	Howe Barnes Hoefer & Arnett, Inc.

Co-Managing Underwriters:	Keefe, Bruyette & Woods; Sandler O’Neill & Partners LP

Capital Trust XII and Capitol Bancorp Ltd. have filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Capitol Trust XII and Capitol Bancorp Ltd. have filed with the SEC for more complete information about Capital Trust XII, Capitol Bancorp Ltd., and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The file number for the registration statement is 333-151111. Alternatively, you can request the prospectus by calling your sales representative at 1-800-800-4693.